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                          November 9, 2023

       Eric A. Adams
       President and Chief Executive Officer
       InMed Pharmaceuticals Inc.
       Suite 310     815 West Hastings Street
       Vancouver, British Columbia V6C 1B4
       Canada

                                                        Re: InMed
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 8,
2023
                                                            File No. 333-275410

       Dear Eric A. Adams:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brian Fenske